SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.
Address of Principal Business Office:
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311
Telephone Number: 800-858-8850
Name and address of agent for service of process:
Gregory N. Bressler, Esq.
Senior Vice President and General Counsel
AIG SunAmerica Asset Management Corp.
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311
Copies to:
Jon S. Rand, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, N.Y. 10112
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☑ NO ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Jersey City, in the State of New Jersey on the 9th day of September, 2005.

SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.

		By:	/s/ Vincent Marra

Vincent Marra
President

Attest:	/s/ Gregroy N. Bressler

Gregory N. Bressler
Secretary